SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November 12, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SABESP announces 3Q15 results

São Paulo, November 12, 2015 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the third quarter of 2015 (3Q15). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2014.

SBSP3: R$ 17.88/share SBS: US$ 4.63 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 12.2 billion Closing quote: 11/12/2015

1.    Financial highlights

								R$ million
		3Q15	3Q14	Chg. (R$)%		9M15	9M14	Chg. (R$)%
	Gross operating revenue	2,327.2	2,165.6	161.6	7.5	6,378.9	6,834.1	(455.2)	(6.7)
	Construction revenue	1,015.2	799.7	215.5	26.9	2,508.5	2,009.7	498.8	24.8
	COFINS and PASEP taxes	(145.4)	(141.8)	(3.6)	2.5	(398.9)	(474.2)	75.3	(15.9)
(=)	Net operating revenue	3,197.0	2,823.5	373.5	13.2	8,488.5	8,369.6	118.9	1.4
	Costs and expenses	(1,570.8)	(1,541.0)	(29.8)	1.9	(3,825.1)	(4,707.3)	882.2	(18.7)
	Construction costs	(993.0)	(782.1)	(210.9)	27.0	(2,454.6)	(1,966.9)	(487.7)	24.8
	Equity result	(1.3)	(1.2)	(0.1)	-	(0.4)	(1.5)	1.1	(73.3)
	Other operating revenue (expenses), net	54.3	(6.2)	60.5	(975.8)	98.1	(44.1)	142.2	(322.4)
(=)	Earnings before financial result, income tax and social contribution	686.2	493.0	193.2	39.2	2,306.5	1,649.8	656.7	39.8
	Financial result	(1,539.4)	(337.8)	(1,201.6)	355.7	(2,369.7)	(331.8)	(2,037.9)	614.2
(=)	Earnings before income tax and social contribution	(853.2)	155.2	(1,008.4)	(649.7)	(63.2)	1,318.0	(1,381.2)	(104.8)
	Income tax and social contribution	273.1	(63.7)	336.8	(528.7)	138.5	(446.5)	585.0	(131.0)
(=)	Net income (loss)	(580.1)	91.5	(671.6)	(734.0)	75.3	871.5	(796.2)	(91.4)
	Earnings (loss) per share* (R$)	(0.85)	0.13			0.11	1.28
	* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

								R$ million
		3Q15	3Q14	Chg. (R$)%		9M15	9M14	Chg. (R$)%
	Net income (loss)	(580.1)	91.5	(671.6)	(734.0)	75.3	871.5	(796.2)	(91.4)
	Income tax and social contribution	(273.1)	63.7	(336.8)	(528.7)	(138.5)	446.5	(585.0)	(131.0)
	Financial result	1,539.4	337.8	1,201.6	355.7	2,369.7	331.8	2,037.9	614.2
	Other operating revenues (expenses), net	(54.3)	6.2	(60.5)	(975.8)	(98.1)	44.1	(142.2)	(322.4)
(=)	Adjusted EBIT*	631.9	499.2	132.7	26.6	2,208.4	1,693.9	514.5	30.4
	Depreciation and amortization	271.3	243.2	28.1	11.6	808.7	726.0	82.7	11.4
(=)	Adjusted EBITDA **	903.2	742.4	160.8	21.7	3,017.1	2,419.9	597.2	24.7
	(%) Adjusted EBITDA margin	28.3	26.3			35.5	28.9

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 3Q15, net operating revenue, including construction revenue, reached R$ 3.2 billion; a 13.2% increase compared to 3Q14.

Costs and expenses, including construction costs, totaled R$ 2.6 billion, up by 10.4% compared to R$ 2.3 billion recorded in 3Q14.

Adjusted EBIT, in the amount of R$ 631.9 million, grew 26.6% from R$ 499.2 million recorded in the same quarter of the previous year.

Adjusted EBITDA, in the amount of R$ 903.2 million, increased 21.7% from R$ 742.4 million recorded in 3Q14 (R$ 3,017.1 million in the last 9 months and R$ 3,515.9 million in the last 12 months).

The adjusted EBITDA margin was 28.3% in 3Q15, versus 26.3% in 3Q14 (35.5% in the last 9 months and 31.0% in the last 12 months). Excluding construction revenues and construction costs, the adjusted EBITDA margin was 40.4% in 3Q15 (35.8% in 3Q14, 49.6% in the last 9 months and 43.5% in the last 12 months).

In 3Q15 the Company recorded a net loss of R$ 580.1 million, in comparison to a net income of R$ 91.5 million recorded in 3Q14.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 2.3 billion, an increase of R$ 161.6 million or 7.5%, when compared to the R$ 2.2 billion recorded in 3Q14.

The main factors that led to this variation were:

•         6.5% repositioning tariff index since December 2014;

•         15.2% tariff increase (7.8% ordinary tariff adjustment and 6.9% extraordinary tariff revision) since June 2015; and

•         Application of contingency tariff, with a R$ 144.8 million impact in 3Q15.

The increase in gross operating revenue was mitigated by:

•         Bonus granted within the Water Consumption Reduction Incentive Program, with a R$ 248.8 million impact in 3Q15, versus the R$ 129.4 million granted in 3Q14, leading to a decrease of 5.5% in gross operating revenue; and

•         Decrease of 5.8% in the Company’s total billed volume (6.8% in water and 4.4% in sewage).

3. Construction revenue

Construction revenue increased R$ 215.5 million or 26.9%, when compared to 3Q14. The variation was mainly due to higher investments in the concessions.

4. Billed volume

The following tables show the water and sewage billed volume, quarter-on-quarter and year-to-date, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	3Q15	3Q14%		3Q15	3Q14%		3Q15	3Q14%
Residential	363.1	379.6	(4.3)	306.1	318.2	(3.8)	669.2	697.8	(4.1)
Commercial	39.6	42.4	(6.6)	37.8	40.1	(5.7)	77.4	82.5	(6.2)
Industrial	8.0	9.6	(16.7)	9.6	10.7	(10.3)	17.6	20.3	(13.3)
Public	9.6	12.9	(25.6)	8.4	9.9	(15.2)	18.0	22.8	(21.1)
Total retail	420.3	444.5	(5.4)	361.9	378.9	(4.5)	782.2	823.4	(5.0)
Wholesale (3)	52.8	63.1	(16.3)	5.8	5.8	-	58.6	68.9	(14.9)
Total	473.1	507.6	(6.8)	367.7	384.7	(4.4)	840.8	892.3	(5.8)
	9M15	9M14%		9M15	9M14%		9M15	9M14%
Residential	1,090.1	1,172.3	(7.0)	916.0	977.8	(6.3)	2,006.1	2,150.1	(6.7)
Commercial	119.5	130.1	(8.1)	113.4	122.4	(7.4)	232.9	252.5	(7.8)
Industrial	24.5	29.7	(17.5)	29.2	32.7	(10.7)	53.7	62.4	(13.9)
Public	30.8	39.8	(22.6)	24.8	30.8	(19.5)	55.6	70.6	(21.2)
Total retail	1,264.9	1,371.9	(7.8)	1,083.4	1,163.7	(6.9)	2,348.3	2,535.6	(7.4)
Wholesale (3)	164.9	208.0	(20.7)	18.3	18.9	(3.2)	183.2	226.9	(19.3)
Total	1,429.8	1,579.9	(9.5)	1,101.7	1,182.6	(6.8)	2,531.5	2,762.5	(8.4)

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	3Q15	3Q14%		3Q15	3Q14%		3Q15	3Q14%
Metropolitan	271.6	289.4	(6.2)	235.7	249.1	(5.4)	507.3	538.5	(5.8)
Regional (2)	148.7	155.1	(4.1)	126.2	129.8	(2.8)	274.9	284.9	(3.5)
Total retail	420.3	444.5	(5.4)	361.9	378.9	(4.5)	782.2	823.4	(5.0)
Wholesale (3)	52.8	63.1	(16.3)	5.8	5.8	-	58.6	68.9	(14.9)
Total	473.1	507.6	(6.8)	367.7	384.7	(4.4)	840.8	892.3	(5.8)
	9M15	9M14%		9M15	9M14%		9M15	9M14%
Metropolitan	806.6	891.2	(9.5)	698.2	763.3	(8.5)	1,504.8	1,654.5	(9.0)
Regional (2)	458.3	480.7	(4.7)	385.2	400.4	(3.8)	843.5	881.1	(4.3)
Total retail	1,264.9	1,371.9	(7.8)	1,083.4	1,163.7	(6.9)	2,348.3	2,535.6	(7.4)
Wholesale (3)	164.9	208.0	(20.7)	18.3	18.9	(3.2)	183.2	226.9	(19.3)
Total	1,429.8	1,579.9	(9.5)	1,101.7	1,182.6	(6.8)	2,531.5	2,762.5	(8.4)

               (1) Unaudited
               (2) Including coastal and interior region
               (3) Reused water and non-domestic sewage are included in wholesale

5. Costs, administrative, selling and construction expenses

In 3Q15, costs, administrative, selling and construction expenses, grew 10.4% (R$ 240.7 million). Excluding construction costs, total costs and expenses grew by 1.9%. As a percentage of net revenue, cost and expenses were 82.3% in 3Q14 and 80.2% in 3Q15.

							R$ million
	3Q15	3Q14	Chg. (R$)%		9M15	9M14	Chg. (R$)%
Payroll and benefits	552.0	535.9	16.1	3.0	1,615.3	1,584.0	31.3	2.0
Supplies	42.0	54.7	(12.7)	(23.2)	133.7	148.8	(15.1)	(10.1)
Treatment supplies	62.9	65.6	(2.7)	(4.1)	198.8	199.9	(1.1)	(0.6)
Services	296.6	301.1	(4.5)	(1.5)	862.5	967.4	(104.9)	(10.8)
Electric power	220.0	156.3	63.7	40.8	587.4	440.8	146.6	33.3
General expenses	144.5	187.6	(43.1)	(23.0)	247.7	530.3	(282.6)	(53.3)
Tax expenses	19.6	18.2	1.4	7.7	57.9	55.4	2.5	4.5
São Paulo state government reimbursement	-	-	-	-	(696.3)	-	(696.3)	-
Sub-total	1,337.6	1,319.4	18.2	1.4	3,007.0	3,926.6	(919.6)	(23.4)
Depreciation and amortization	271.3	243.2	28.1	11.6	808.7	726.0	82.7	11.4
Credit write-offs	(38.1)	(21.6)	(16.5)	76.4	9.4	54.7	(45.3)	(82.8)
Sub-total	233.2	221.6	11.6	5.2	818.1	780.7	37.4	4.8
Costs, administrative and selling expenses	1,570.8	1,541.0	29.8	1.9	3,825.1	4,707.3	(882.2)	(18.7)
Construction costs	993.0	782.1	210.9	27.0	2,454.6	1,966.9	487.7	24.8
Costs, adm., selling and construction expenses	2,563.8	2,323.1	240.7	10.4	6,279.7	6,674.2	(394.5)	(5.9)
% of net revenue	80.2	82.3			74.0	79.7

5.1. Payroll and benefits

In 3Q15 payroll and benefits increased R$ 16.1 million or 3.0%, due to the following:

•         R$ 20.5 million, mainly due to the average wage increase of 9.7% in May 2015 and by the application of 1% related to the career and wage plan, since July 2015;

•         R$ 10.3 million in the provision for the pension plan, arising from changes in actuarial assumptions; and

•         R$ 8.3 million severance payments, due to dismissal in 3Q15.

Despite the above factors, there was a decrease of R$ 24.9 million, due to the smaller number of employees entitled to retirement (TAC).

 5.2. Supplies

In 3Q15, expenses with supplies decreased R$ 12.7 million or 23.2%, from R$ 54.7 million to R$ 42.0 million, mostly due to lower use of materials in preventive and corrective maintenance in water and sewage systems, expansion of computerized systems and conservation of properties and installations, in the amount of R$ 8.7 million.

5.3. Services

Services expenses, in the amount of R$ 296.6 million, dropped R$ 4.5 million or 1.5%, in comparison to R$ 301.1 million in 3Q14. The main factors that led to this decrease were lower expenses with the Program for the Rational Use of Water (PURA), in the amount of R$ 2.4 million and with surveillance services, in the amount of R$ 2.3 million.

5.4. Electric power

Electric power expenses totaled R$ 220.0 million, an increase of R$ 63.7 million or 40.8% in comparison to the R$ 156.3 million in 3Q14, chiefly due to the following:

•         Average increase of 76.4% in the regulated market tariffs, with a 8.3% decrease in consumption; and

•         Average increase of 196.4% in the grid market tariffs (TUSD), with a 4.0% decrease in consumption.

The increases were partially offset by the 11.1% drop in tariffs and the 2.6% drop in the free market consumption.

In 3Q15 the regulated market accounted for 67.1% of the total electric power consumed by the Company, the free market accounted for 17.4% and the grid market (TUSD) accounted for 15.5% of total consumption.

5.5. General expenses

General expenses dropped R$ 43.1 million or 23.0%, totaling R$ 144.5 million, versus the R$ 187.6 million recorded in 3Q14 mainly due to:

•         Reversal of the provision, totaling R$ 17.9 million, related to the recovery of amounts with the Government of the State of São Paulo – GESP due to the disposal of employees; and

•         R$ 17.7 million decrease in the provision for lawsuits.

5.6. Depreciation and amortization

R$ 28.1 million increase or 11.6%, reaching R$ 271.3 million in comparison to the R$ 243.2 million recorded in 3Q14, largely due to the beginning of operations of intangible assets, in the amount of R$ 2.5 billion.

5.7. Credit write-offs

Credit write-offs decreased R$ 16.5 million, especially due to the reversal of the provision for losses with the municipality of Santos, in the amount of R$ 70.5 million, as a result of the settlement of an agreement.

The decrease was offset by the additional provisions for losses in the amount of R$ 54.0 million, mostly with public entities and private clients.

6. Other operating revenues and expenses, net

Other net operational revenues and expenses reported an upturn of R$ 60.5 million, mainly due to the following:

•         An increase of R$ 42.7 million in other operating revenues, largely due to the proceeds of R$ 22.1 million related to the Depollution Program of Hydrographic Basins and the sale of real estate in 3Q15, totaling R$ 16.6 million; and

•         A decrease of R$ 17.8 million on other operating expenses, as a result of the decrease in the write-off of obsolete goods during 3Q15, in the amount of R$ 14.6 million.

7. Financial result

			R$ million
	3Q15	3Q14	Chg.	%
Financial expenses, net of revenues	(105.6)	(36.7)	(68.9)	187.7
Net monetary and exchange variation	(1,433.8)	(301.1)	(1,132.7)	376.2
Financial result	(1,539.4)	(337.8)	(1,201.6)	355.7

7.1. Financial revenues and expenses

			R$ million
	3Q15	3Q14	Chg.	%
Financial expenses
Interest and charges on international loans and financing	(39.2)	(27.1)	(12.1)	44.6
Interest and charges on domestic loans and financing	(80.9)	(46.6)	(34.3)	73.6
Other financial expenses	(50.4)	(43.9)	(6.5)	14.8
Total financial expenses	(170.5)	(117.6)	(52.9)	45.0
Financial revenues	64.9	80.9	(16.0)	(19.8)
Financial expenses net of revenues	(105.6)	(36.7)	(68.9)	187.7

7.1.1. Financial expenses

Financial expenses grew R$ 52.9 million. The main reasons were:

•         R$ 34.3 million in interest and charges on domestic loans and financing, especially due to the higher appreciation of the CDI in 3Q15, in comparison to 3Q14 (14.13% and 10.81%, respectively); and

•         R$ 12.1 million in interest and charges on international loans and financing, due to the higher appreciation of US dollar and the Yen versus the Brazilian Real in 3Q15 (28.1% and 30.5%, respectively), when compared to 3Q14 (11.3% and 2.8%, respectively).

7.1.2. Financial revenues

Financial revenues decreased R$ 16.0 million, largely due to lower financial investments held in the period.

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	3Q15	3Q14	Chg.	%
Monetary variation on loans and financing	(25.9)	(10.2)	(15.7)	153.9
Currency exchange variation on loans and financing	(1,448.9)	(312.9)	(1,136.0)	363.1
Other monetary variations	(18.6)	(6.8)	(11.8)	173.5
Monetary/exchange rate variation on liabilities	(1,493.4)	(329.9)	(1,163.5)	352.7
Monetary/exchange rate variation on assets	59.6	28.8	30.8	106.9
Monetary/exchange rate variation, net	(1,433.8)	(301.1)	(1,132.7)	376.2

7.2.1. Monetary/currency exchange variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 3Q15 was R$ 1,163.5 million, higher than in 3Q14, especially due to:

•         Negative variation of R$ 1,136.0 million in expenses with exchange rate variation on loans and financing, due to a higher appreciation of the US dollar and the Yen versus the Brazilian Real in 3Q15 (28.1% and 30.5%, respectively), when compared to 3Q14 (11.3% and 2.8%, respectively); and

•         An upturn of R$ 15.7 million in expenses with monetary variation on loans and financing, due to the increase in the IPCA (Amplified Consumer Price Index) in 3Q15 compared to 3Q14 (1.4% and 0.8%, respectively).

7.2.2. Monetary/Exchange rate variation on assets

An increase of R$ 30.8 million, especially due to the monetary update on the agreement with the municipality of Santos, in 3Q15.

8. Income tax and social contribution

Recorded a R$ 336.8 million upturn, due to the decrease in taxable income in 3Q15, versus 3Q14.

9. Indicators

9.1. Operating

As a result of the water crisis, there was a substantial reduction in the water production volume, down by 11.1% in the quarter and 15.9% in the nine month period.

There was also a substantial decline in the index that measures water losses per connection per day (IPDT) which came to 261 liters/connection x day versus 340 liters/connection x day on the same period last year. This reduction was the result not only of loss control initiatives, but also of the water crisis and the consequent need to reduce the network pressure as a demand management mechanism.

Operating indicators *	3Q15	3Q14%
Water connections (1)	8,366	8,156	2.6
Sewage connections (1)	6,806	6,607	3.0
Population directly served - water (2)	25.5	25.2	1.2
Population directly served - sewage (2)	22.7	22.2	2.3
Number of employees	14,056	14,766	(4.8)
Water volume produced - quarter (3)	615	692	(11.1)
Water volume produced - nine months (3)	1,834	2,180	(15.9)
IPM - Measured water loss (%)	28.3	30.2	(6.3)
IPDt (liters/connection x day)	261	340	(23.2)

(1)        Total connections, active and inactive, in thousand units at the end of the period
(2)        In million inhabitants, at the end of the period. Not including wholesale
(3)        In millions of cubic meters
(*)      Unaudited

9.2. Financial

Economic Indexes * (quarter end)	3Q15	3Q14
Amplified Consumer Price Index (IPCA) - %	0.54	0.57
Referential Rate (TR) - %	0.19	0.09
Interbank Deposit Certificate (CDI) - %	14.13	10.81
US DOLAR (R$)	3.9729	2.4510
YEN (R$)	0.03316	0.02235

(*)     Unaudited

10. Loans and financing

On September 30, 2015, the Company and the IDB entered into a Letter Agreement related to the AB Loan 1983AB Loan Agreement, in which the IDB irrevocably agreed not to exercise its right to accelerate the debt, in the period between September 30, 2015 and October 1, 2016, in the case of non-compliance, in a single quarter, with the “Adjusted net debt / EBITDA” ratio, which should be lower than 3.65. The IDB may exercise its right to accelerate repayment in the case of non-compliance with said ratio for more than one quarter. The Company’s ratio this quarter was 3.54, in line with the contractual requirement.

							R$ million
INSTITUTION	2015	2016	2017	2018	2019	2020	2021 and onwards	Total
Local market
Caixa Econômica Federal	11.1	48.0	52.5	55.9	57.6	59.7	749.5	1,034.3
Debentures	38.4	360.8	889.4	604.9	698.7	388.9	597.8	3,578.9
BNDES	13.5	70.1	75.5	75.5	75.5	57.8	299.2	667.1
Commercial Leasing	2.8	20.1	21.2	22.4	23.6	25.0	407.2	522.3
Others	0.2	0.6	0.7	0.5	-	-	-	2.0
Interest and charges	45.3	66.9	-	-	-	-	-	112.2
Local market total	111.3	566.5	1,039.3	759.2	855.4	531.4	2,053.7	5,916.8
International market
BID	5.5	151.6	223.3	123.6	123.5	123.6	1,435.7	2,186.8
BIRD	-	-	-	-	7.7	15.3	206.6	229.6
Eurobonds	-	556.1	-	-	-	1,386.2	-	1,942.3
JICA	-	72.6	74.0	75.3	114.0	114.0	1,329.6	1,779.5
BID 1983AB	-	95.1	95.1	94.9	70.3	69.6	90.8	515.8
Interest and charges	55.9	6.9	-	-	-	-	-	62.8
International market total	61.4	882.3	392.4	293.8	315.5	1,708.7	3,062.7	6,716.8
Total	172.7	1,448.8	1,431.7	1,053.0	1,170.9	2,240.1	5,116.4	12,633.6

11. Capex

In the third quarter of 2015 R$ 1.0 billion were invested, totaling R$ 2.6 billion investments in the first nine months of 2015.

12. Conference calls

In Portuguese

November 13, 2015

7:30 am (US EST) / 10:30 am (Brasília)

Dial in: 55 (11) 2188-0155

Code: Sabesp

Replay available for 7 days

Dial in: 55 (11) 2188-0400
Code: Sabesp

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In English

November 13, 2015

2:00 pm (Brasília) / 11:00 am (US EST)

Dial in: 1 (412) 317-6776

Code: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Code: 10071645

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio

Head of Capital Markets and Investor Relations

Phone.(55 11) 3388-8664

E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi

Investor Relations Manager

Phone.(55 11) 3388-8793

E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	3Q15	3Q14
Gross Operating Revenue	3,342,404	2,965,408
Water Supply - Retail	1,257,278	1,126,959
Water Supply - Wholesale	26,644	40,730
Sewage Collection and Treatment	998,435	955,781
Sewage Collection and Treatment - Wholesale	5,615	5,574
Construction Revenue - Water	732,144	374,240
Construction Revenue - Sewage	283,094	425,491
Other Services	39,194	36,633
Taxes on Sales and Services - COFINS and PASEP	(145,412)	(141,876)
Net Operating Revenue	3,196,992	2,823,532
Operating Costs	(2,261,459)	(1,985,938)
Gross Profit	935,533	837,594
Operating Expenses
Selling	(109,709)	(126,564)
Administrative	(192,637)	(210,716)
Other operating revenue (expenses), net	54,315	(6,168)
Operating Income Before Shareholdings	687,502	494,146
Equity Result	(1,375)	(1,167)
Earnings Before Financial Results, net	686,127	492,979
Financial, net	(90,482)	(24,633)
Exchange gain (loss), net	(1,448,928)	(313,139)
Earnings before Income Tax and Social Contribution	(853,283)	155,207
Income Tax and Social Contribution
Current	(674)	(41,608)
Deferred	273,813	(22,098)
Net Income (loss) for the period	(580,144)	91,501
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	(0.85)	0.13
Depreciation and Amortization	(271,311)	(243,199)
Adjusted EBITDA	903,123	742,346
% over net revenue	28.2%	26.3%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	09/30/2015	12/31/2014
Current assets
Cash and cash equivalents	889,933	1,722,991
Trade accounts receivable	1,236,982	1,034,820
Accounts receivable from related parties	137,515	121,965
Inventories	56,739	66,487
Restricted cash	29,331	19,750
Recoverable taxes	66,097	148,768
Other accounts receivable	196,136	100,664
Total current assets	2,612,733	3,215,445

Noncurrent assets
Trade accounts receivable	164,311	189,458
Accounts receivable from related parties	678,337	102,018
Escrow deposits	78,041	69,488
Deferred income tax and social contribution	348,913	209,478
Water National Agency – ANA	88,267	122,634
Other accounts receivable	83,860	87,286

Investments	22,759	21,223
Investment properties	59,240	54,039
Intangible assets	28,020,539	25,979,526
Property, plant and equipment	299,526	304,845
Total noncurrent assets	29,843,793	27,139,995

Total assets	32,456,526	30,355,440

LIABILITIES AND EQUITY	09/30/2015	12/31/2014
Current liabilities
Trade payables and contractors	225,804	323,513
Current portion of long-term loans and financing	973,726	1,207,126
Accrued payroll and related charges	397,105	387,971
Taxes and contributions	75,724	74,138
Interest on shareholders' equity payable	81	214,523
Provisions	617,185	625,092
Services payable	328,281	318,973
Public-Private Partnership – PPP	39,456	38,047
Program Contract Commitments	256,944	189,551
Other liabilities	76,683	101,642
Total current liabilities	2,990,989	3,480,576

Noncurrent liabilities
Loans and financing	11,659,836	9,578,641
Deferred Cofins and Pasep	132,779	129,351
Provisions	389,511	595,255
Pension obligations	2,849,389	2,729,598
Public-Private Partnership – PPP	832,203	330,236
Program Contract Commitments	98,506	18,208
Other liabilities	145,563	189,172
Total noncurrent liabilities	16,107,787	13,570,461

Total liabilities	19,098,776	17,051,037

Equity
Capital stock	10,000,000	10,000,000
Earnings reserves	3,672,149	3,694,151
Other comprehensive income	(389,748)	(389,748)
Accrued earnings	75,349	-
Total equity	13,357,750	13,304,403

Total equity and liabilities	32,456,526	30,355,440

Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Sep/2015	Jan-Sep/2014
Cash flow from operating activities
Profit before income tax and social contribution	(63,187)	1,317,996
Adjustment for:
Depreciation and amortization	808,706	726,051
Residual value of property, plant and equipment and intangible assets written-off	18,214	28,887
Allowance for doubtful accounts	9,389	54,688
Provision and inflation adjustment	(116,292)	151,776
GESP Agreement	(696,283)	-
Interest calculated on loans and financing payable	357,306	293,000
Inflation adjustment and foreign exchange gains (losses) on loans and financing	2,247,653	183,808
Interest and inflation adjustment losses	17,469	13,942
Interest and inflation adjustment gains	(36,514)	(24,564)
Financial charges from customers	(199,994)	(142,996)
Margin on intangible assets arising from concession	(53,881)	(42,775)
Provision for Consent Decree (TAC)	(17,916)	40,977
Equity result	376	1,486
Provision from São Paulo agreement	8,012	(17,504)
Provision for defined contribution plan	5,908	7,105
Pension obligations	246,346	216,970
Other adjustments	(13,731)	57,086
	2,521,581	2,865,933
Changes in assets
Trade accounts receivable	17,731	277,581
Accounts receivable from related parties	15,364	40,940
Inventories	9,366	5,096
Recoverable taxes	82,671	-
Escrow deposits	25,696	598
Other accounts receivable	(26)	(30,621)
Changes in liabilities
Trade payables and contractors	(31,968)	1,694
Services received	1,296	22,070
Accrued payroll and related charges	27,050	49,815
Taxes and contributions payable	15,776	(100,753)
Deferred Cofins/Pasep	3,428	953
Provisions	(97,359)	(150,331)
Pension obligations	(126,555)	(119,580)
Other liabilities	(71,732)	(18,437)

Cash generated from operations	2,392,319	2,844,958

Interest paid	(521,566)	(415,829)
Income tax and contribution paid	(17,743)	(422,193)

Net cash generated from operating activities	1,853,010	2,006,936

Cash flows from investing activities
Acquisition of intangibles	(1,856,910)	(1,834,304)
Restricted cash	(9,581)	(10,247)
Investment increase	-	(24)
Purchases of tangible assets	(21,902)	(85,031)
Dividends received	1,526	-
Net cash used in investing activities	(1,886,867)	(1,929,606)

Cash flow from financing activities
Loans and financing
Proceeds from loans	684,586	940,215
Repayments of loans	(1,219,588)	(418,963)
Payment of interest on shareholders'equity	(202,108)	(467,470)
Public-Private Partnership – PPP	(17,169)	(15,030)
Program Contract Commitments	(44,922)	(38,393)
Net cash generated by financing activities	(799,201)	359

Cash reduce and cash equivalents	(833,058)	77,689

Represented by:
Cash and cash equivalents at beginning of the period	1,722,991	1,782,001
Cash and cash equivalents at end of the period	889,933	1,859,690
Cash reduce and cash equivalents	(833,058)	77,689

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 12, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.